J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
209
SECTION

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

SUPPL


05008742

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 18 May 2005

Dear Sir

J Sainsbury Preliminary Results 2004/05

Please find enclosed copies of the above announcements made to the London Stock Exchange on 18 May 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

PROCESSED
JUN 09 2005
THOMSON FINANCIAL

Enc

18 May 2005

J Sainsbury plc announces Preliminary Results for the 52 weeks ending 26 March 2005



SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH, D.C.
SECTION

Highlights

- Recovery plans outlined in October 2004 Business Review on track
- Early signs of improvement in performance
- Strengthened Board and management team
- Continuing improvement, and ongoing investment, in the customer offer

Key Financials

- Financial results affected by sale of Shaw's Supermarkets, investment in customer offer and exceptional costs relating to the Business Review outlined on 19 October 2004
- Total sales (1) from continuing operations of £16,364 million up 5.5 per cent (2004: £15,517 million)
- Underlying profit before tax (2) of £254 million (2004: £675 million)
- Total exceptional items of £234 million (2004: £54 million) (3), including Business Review exceptional costs of £510 million in 2004/05. Estimated further £50 million will be incurred in 2005/06
- Profit before tax of £15 million (2004: £610 million)
- Underlying earnings per share (2) of 9.0 pence (2004: 23.4 pence)
- Total dividend per share for the year of 7.8 pence as indicated on 19 October 2004, proposed final dividend per share of 5.65 pence
- Sainsbury's Supermarkets' total sales (1) of £16,076 million up 5.1 per cent (2004: £15,297 million)
- Like-for-like sales (4) down 0.4 per cent for the year but up 1.7 per cent in the final quarter
- Sainsbury's Supermarkets' underlying operating profit (5) of £321 million (2004: £564 million)

Sainsbury's Bank

- Continued growth in customer numbers
- Net income up 24 per cent (2004: 40%)
- Operating profit below plan at £13 million (2004: £26 million)
- Bad debt charge reflects high asset growth and prudent provisions

Summary of Business Review announced on 19 October 2004

- Sales-led recovery: plans to grow sales by £2.5 billion by end of 2007/08
- New management team with retail expertise and track record of delivery
- Restoration of unique brand proposition: great quality food at fair prices
- Activity underway to fix operational basics and change cost structure
- Significant investment of at least £400 million to improve customer offer over next three years
- Ongoing buying efficiencies of 100-150 basis points per annum reinvested in customer offer
- Trading position underpinned by deliverable operating efficiencies of at least £400 million over the next three years, tight cash flow management and valuable freehold property portfolio

1. Sales are stated including VAT at Sainsbury's Supermarkets of £1,162 million (2004: £1,077 million) and sales tax at Shaw's Supermarkets of £2 million (2004: £21 million).
2. Underlying profit before tax and underlying earnings per share are stated before exceptional items of £234 million (2004: £54 million) and amortisation of goodwill of £5 million (2004: £11 million). Underlying earnings per share are before non-equity dividends.
3. Includes profit on disposal of Shaw's Supermarkets of £275 million.
4. Like-for-like sales in this review are Easter adjusted and exclude petrol.
5. Underlying operating profit is before exceptional operating costs of £507 million (2004: £68 million) and before amortisation of goodwill of £4 million (2004: £nil). Including these items operating loss was £190 million (2004: operating profit £496 million).

Philip Hampton, chairman, said: "Our plans to rebuild Sainbury's are based on stretching targets, but we believe that these can be delivered. Justin King has been successful in recruiting outstanding retailers to

enhance his executive team, while the Board has been strengthened with the addition of two highly qualified non-executive directors.

"We will be proposing a new employee share plan to shareholders at the AGM in July specifically designed to incentivise over 1,000 senior managers to deliver the sales-led recovery programme announced earlier in the year.

"While it is pleasing to be able to report that our sales performance improved towards the end of the year, these are early days and there is much to be done to deliver our plans in a tough and competitive UK retail market. By continuing to focus resources on customer facing initiatives, we are all totally committed to Making Sainsbury's Great Again."

Justin King, chief executive, said: "The past year has seen significant change for Sainsbury's. We created an operating board in May 2004 and have attracted a number of highly respected retailers at both this level and immediately below. They joined existing talent to help define our thinking and begin rebuilding the Sainsbury's brand.

"Our 150,000 colleagues company wide have wholeheartedly got behind the plans we outlined on 19 October 2004 to Make Sainsbury's Great Again. We have made good progress and can see early signs of improvement in our customer offer and sales. We are on track but still in the very early stages of a long-term recovery programme. We are committed to running a business that constantly improves the shopping experience for our customers and this is at the heart of all our plans and activities as we grow our sales."

Making Sainsbury's Great Again - A sales-led recovery

The first six months of the year were spent reviewing the business and addressing immediate issues. Some were obvious such as the need to reduce range churn, reinvest in price, and renew focus on product quality to maintain and further our lead. Other findings informed our plans to Make Sainsbury's Great Again which we announced in October 2004. Since then we have started strategic projects such as rebuilding our supply chain. We will continue to run short-term activities alongside longer-term projects to improve our customer offer while we rebuild a profitable and sustainable business.

Sales in Sainsbury's Supermarkets for the year increased by 5.1 per cent to £16,076 million. Like-for-like sales were down 0.4 per cent for the year but there was an improvement in the fourth quarter when we achieved like-for-like sales of 1.7 per cent (excluding petrol).

Experienced Management Team

Five new members have joined the operating board this year adding a range of industry expertise and knowledge to complement the existing talent of the team. Jim McCarthy is an expert in convenience retailing while Gwyn Burr, Mike Coupe, Lawrence Christensen, and Ken McMeikan, have all worked at senior level for three main supermarket competitors, Tesco, Asda and Safeway. Darren Shapland, our new chief financial officer has a wealth of retail experience and joins us from Carpetright plc on 1 August 2005.

At the level just below the operating board we have also attracted many new people from a broad range of competitors and related businesses. Around 40 per cent of this team is either new to Sainsbury's during the past year or an internal promotion. The breadth of capability and experience we have been able to retain and attract shows the desire and appeal to be part of the team rebuilding this brand. Together we have made good progress towards Making Sainsbury's Great Again, taking immediate action to improve the customer offer and address the key issues while laying building blocks for longer-term sustainable growth.

Fixing the Basics

A major priority has been to ensure customers are at the heart of all our thinking and activity. This is a mindset as well as the basis for our investment of £400 million over the next three years to improve pricing, product quality and customer service. We are rebuilding our brand positioning and the effective delivery of this is fundamental to our recovery. We needed to make things better for our customers as quickly as possible and will continue to improve their shopping experience week by week.

A key element to making such progress possible is the belief in the brand demonstrated by both customers and colleagues. We have been pleased with the early progress we have made, particularly in our fourth quarter, and have seen the first signs of growth in TNS independent market data.

Customers are noticing the difference and we can see this in a number of ways. We had an overwhelming and positive response to a mailing sent to one million customers and circulation of Sainsbury's magazine,

which highlights news on our ranges and innovations, is up nearly five per cent year on year in a highly competitive market and recently won 'Customer Magazine of the Year' at a major industry awards.

Despite having been through enormous change over the past three years our 150,000 colleagues have wholeheartedly got behind the plans outlined in October. Since its launch last autumn, our colleague suggestion scheme has generated over 7,000 ideas which have outlined simple but effective ways to improve the shopping experience for customers every day. It is often the small things that mean a lot to customers and colleagues alike.

The Customer Offer

Availability
We have made good progress on availability but there is still much to do. We have undertaken a comprehensive review of our distribution network and the processes that govern how products reach our shelves in store. We began the introduction of new ways of working at the beginning of 2005. These included the turnaround of store orders within 24 hours (previously 48 hours), dedicated retail support teams based at depots to assist stores with queries, and manual interventions to improve the performance of our new depots.

In October we stated our belief that many of our availability problems could be solved in store. Processes and stock inventories have been improved and tested in store. The results have been very encouraging and new practices have now been rolled out company-wide with the last stores coming on stream at the beginning of May. It will take time for these to become embedded in our business but in stores that have completed the conversion, the number of products 'out of stock' has been reduced by around 75 per cent, a result noticed by customers and independent industry commentators.

We have stabilised the performance of our automated depots by over-riding some of the systems with manual solutions. They are now processing close to the volumes originally intended although this is at a higher cost than that anticipated in 2000. There is still much to do as our sales grow and we need to ensure we understand the full capability of the whole supply chain before making further changes. Our priority is not speed but, as with all our operations, enabling our colleagues to continue to deliver an improved customer experience whilst we make longer-term changes.

Pricing
We have made a significant investment in price over the past year as part of our ongoing commitment to improve value for our customers. This has also been acknowledged by customers and independent surveys and we have taken a more proactive stance to get better recognition for the value we offer both through price cuts and promotional offers. In January 2005 we ran an advertising campaign to highlight that 6,000 products were at lower prices than the same time the previous year. We have updated this campaign with a further 1,000 price cuts over the past four months when our deflation was 1.6 per cent. Most importantly we have ensured that quality has been maintained or improved. We are committed to ensuring that customers can shop competitively in our stores and get great quality at fair prices through our own label products.

Our participation in the Nectar loyalty scheme also provides added value for customers. We remain committed to the programme and believe there is still untapped potential in this investment. In particular we believe we can use Nectar more tactically and we are beginning to use the information it provides in a more practical way for our customers.

Product Quality and Innovation
Sainsbury's heritage is founded upon the commitment to provide customers with the very best and affordable quality. The things that made Sainsbury's great in the past are the things that customers want and expect from us. We are more convinced than ever that our heritage provides an ideal market position for our brand as customers strive to shop for healthy, safe, fresh and tasty food. We are going through our entire product range to ensure it meets the standards we require and in order for products to be branded with the Sainsbury's name. These standards exceed those of our competitors so that we maintain and stretch our lead on the quality and sourcing of ingredients through to processes and standards in-store.

We are further improving our product ranges to ensure we offer a good choice from entry-level items through to market leading innovation and quality. We have constantly improved and added to our premium 'Taste the Difference' range which now has around 900 lines and four of our top selling lines last Christmas were Taste the Difference products.
In January 2005 we relaunched our low price range under the sub-brand 'Basics'. Comprising around 400 products, the range has sold well and in many cases grown category sales in a given product

category. This approach clearly has universal appeal; customers shop across the price/quality bands depending on their tastes, needs and budget.

The freshest, most nutritious, food is that just picked and we are committed to ensuring our customers are offered the season's best as highlighted in our current advertising campaign. This features a range of fresh produce such as Jersey Royal new potatoes, asparagus, and watercress all of which reach our stores as quickly as possible after being picked. We recently re-signed Jamie Oliver, who fronts this campaign, and in line with our commitment on value, these products are also at competitive prices.

Our products have won numerous awards during the past 12 months. At range and category level, we became Meat Retailer of the Year, Multiple Seafood Retailer of the Year and European Wine and Spirits Retailer of the Year, amongst many other accolades. Numerous individual products were also recognised such as our Taste the Difference Lamb Shanks with roasted plum tomato sauce, organic thick cut Seville Orange Marmalade and Taste the Difference Smoked Haddock Fish Cakes. In November 2004 we again won the highest number of awards at the industry's Quality (Q) Awards, collecting the honours in seven categories, including the coveted overall Gold Q Award for our Taste the Difference Lemon Butter Thin biscuits. As in previous years this exceeds the number of awards won by our competitors.

Integrity of product supply and processes is inherent in the Sainsbury's brand. Our salt reduction programme, part of a three-year plan developed alongside the Food Standards Agency, set challenging targets some of which have been achieved six months ahead of schedule. This year we also led the industry with our Wheel of Health icon, which currently gives customers quick and simple recognition of the nutritional values of 120 of our products. The icon will be added to more products during the year.

Our relevance to a healthy diet and lifestyle has perhaps been best demonstrated by the phenomenal success of our Active Kids campaign which has attracted over 23,500 schools. This is nearly 75 per cent of UK schools and easily more than the total of all schools within a five-mile radius of our stores. 'Active Kids' is designed to tackle the issue not only of what we eat, 'calories in', but how we use the energy food provides, 'calories out'. It aims to help teachers inspire children into taking more exercise as obesity amongst children is now at its highest level. For every £10 spent in our stores customers receive a voucher which primary and secondary schools can then redeem for activities and sports equipment.

We believe this is the only campaign supported by a major supermarket that encourages consumers to buy and eat more healthily because for every £5 spent on fresh fruit and vegetables, we give a bonus "Active Kids" voucher. We have clear indications that purchases of fresh fruit and vegetables in our stores has increased since the scheme began. Kelly Holmes became an ambassador for the scheme which runs until the end of June and we anticipate we will donate around £5 million of equipment and activities with the aim of increasing the level of activity currently undertaken by children.

Corporate Responsibility

The Active Kids programme is a good example of how our approach to corporate responsibility is central to how we do business. It also complements our "Taste of Success" programme which we have supported for a number of years. This promotes food education and cookery in schools across the UK for pupils aged 5-16. Supported by the Department for Education and Skills, it is run in partnership with the British Nutrition Foundation and the Design & Technology Association. So far, over 250,000 school children have been involved.

Last year we published (on-line) our first full corporate responsibility report. Reaction to the report was positive and we came joint 4th in an annual survey conducted by CTN which assessed FTSE 100 on-line reporting. We have achieved a number of commendations this year for our responsible business practice. In January, for the second year running, we were first in our sector in Business in the Community's Corporate Responsibility Index and ranked joint 5th overall out of 144 companies. In February we were the only food retailer out of the 32 British companies listed in the 'Global 100's' most sustainable corporations. We were first in sector in the Dow Jones Sustainability Index and have consistently been listed in the FTSE4Good Index since it started in 2001.

In 2004/2005 Sainsbury's donated £6.8 million to charitable and community projects. This included almost £4 million through food donations to charities helping the homeless. In addition, our colleagues, customers and suppliers raised an additional £10.9 million including £1.7 million for the Asian Tsunami appeal and £6.5 million for Comic Relief.

Complementary Non-Food

Much of our focus on non-food this year has been on trading our way through surplus stock while also identifying the best locations for trading non-food products in our store network. In the short term we are concentrating on making the existing space work harder as making any bigger changes would, at this stage, be too disruptive to our stores and customers.

Overall we are pleased with the growth of general merchandise and clothing which is in line with our plan. We identified that an additional £700 million of sales would come from developing compelling non-food product ranges by the end of 2007/08. There is an opportunity to grow core ranges such as cards, wrapping paper, music and DVDs while clothing and home ranges, with their longer lead times, will contribute more significantly in years two and three of the plan.

Last September we launched TU, our own label clothing range which is now in 170 stores. We have received some excellent reviews from fashion commentators for the range's style, quality and value and colleagues at our Sydenham store 'starred' in a BBC TV programme featuring the weeks leading up to the launch of TU.

Sainsbury's to You Home Delivery Service

This is an important service for our customers but we put expansion on hold while we work hard to improve our performance. This service is now fully integrated with our stores and we have made good progress, particularly on availability where, like stores, we have been able to reduce the number of out of stocks. Availability for home shopping has improved by 4.5 percentage points and is a good indication of the overall improvement being experienced by all our customers.

We have also made good steps forward in customer service over the past year. Website improvements have reduced the average time of shopping on-line by 25% for existing customers and 50% for first time users. In July 2004, 600 delivery drivers rejoined Sainsbury's as full time employees instead of working for us through a third party. This has had a positive effect on our delivery service, which, for the past two months, has been rated as better than that of the market leader.

Simplifying Store Formats and Operations

Convenience Stores

We have closed nine of the 12 Sainsbury's Local convenience stores earmarked for closure last October. Two more will close next month but the 12th store, in Fenchurch Street, London, will remain open as improvements to the operation give us confidence that it can now be profitable.

Nearly 50 per cent of our convenience estate will be updated during the coming year. Circa 50 Jacksons stores and 20 Bells stores are being converted to carry the 'Sainsbury's at ...' brand and following trials to update the convenience proposition, around 40 Sainsbury's Locals will be refurbished. Our target of £400 million of additional sales by the end of 2007/08 will be achieved through both organic growth and acquisition. In November 2004 we acquired our third convenience store operator, JB Beaumont Ltd, a long established neighbourhood convenience store operator with six stores in the East Midlands. In April 2005 we announced the acquisition of five neighbourhood convenience stores in the south east of England from SL Shaw Ltd.

We also recently announced that the Bells and Jacksons head offices will be combined and based in Hull. Stephen Bell has retired from the business and the two chains are now managed by Angus Oughtred.

Sainsbury's Supermarkets

Following our Business Review we recruited 3,000 additional colleagues in store to help step-change our customer service and availability. All colleagues are now incentivised against these two measures so that everyone was aligned with the priority to deliver an ever-improving service for our customers. We are delighted that, given the improvements already made, 90 per cent of stores achieved either one or both targets and more than 90,000 colleagues will be receiving a bonus to recognise this progress in the next few weeks.

We have a valuable property portfolio. In October 2004 we identified 131 stores which would be refurbished over the next two years. We have completed three pilot projects and will refurbish around 30 per cent of these stores in the current financial year. In April 2004 we acquired 14 stores from Safeway that we have now opened as Sainsbury's. These stores are achieving their expected sales but we can see many opportunities to improve performance through better reflecting the trading patterns and customers in these locations.

A key focus for the coming year is on increasing our investment in our colleagues to improve further the efficiency of our store operations. In the coming year we will be investing 3.6 million hours in training.

Today we have announced our search to recruit 10,000 additional colleagues over the age of 50, in the coming months as we believe this age group can offer a diverse range of skills valued by our customers.

IT Systems

We continue to look at how to best develop our IT and our relationship with Accenture. We have now reduced the amount of capital expenditure on IT and are focused on getting the best return possible from the investment already made. We continue to work on improving our systems and delivering what the business requires. Our new IT director, Angela Morrison, who joined us in March 2005 from Wal-Mart, is now leading this process. Angela is also working with Accenture to re-evaluate our relationship. We expect this to take a few months to conclude given the size and complexity. In the meantime we are doubling the size and capability of our internal IT team from 25 to 50 to enable us to have a greater control of development and service.

Reducing Operating Costs

Over the next 12 months we are focused on delivering £100 million of cost savings, primarily in stock-loss, IT systems and central costs. We have restructured our central support functions. In addition to natural turnover, 700 people have now left the company. We have also strengthened our customer- facing teams and continue to recruit in important areas such as buying. The new simplified structure has created a more liberated working environment with clear accountabilities.

Sainsbury's Bank

The Bank has had a challenging year. We have continued to see growth in customer numbers, assets and income but profit has been impacted by the pressure on margins and increased bad debt provision. We are committed to a supermarket bank model which benefits from the relatively low cost of acquisition and our growth remains positive reflecting the excellent value offered by the products and an above average quality customer base. Going forward the model will be biased towards insurance and commission based products such as car insurance which we are relaunching in a few weeks time. As a result we are reducing our in-store sales force. In line with the rest of our business the Bank has also looked to simplify and restructure its central support team. Our target to increase profits to £90 million still remains but is stretching. We have taken prudent provision for bad debts and expect a modest increase in profitability in 2005/06.

Looking Forward

We are fully engaged in putting into action the programme outlined in October 2004. We have been pleased with progress over the last six months and the early improvements we have seen, particularly in our quarter four trading. There is no doubt that customers are noticing this change. The trading environment continues to be tough and we are determined that we will respond as necessary to ensure customer-facing activities are not compromised as we rebuild our business. These are the first steps of a three year sales-led recovery and our priority for the next 12 months will be to continue investing in the customer offer, rather than improving margins, supported by delivering the cost efficiencies as laid out in our plans to Make Sainsbury's Great Again.

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

Note

A presentation of the results for analysts and investors will take place at 9:45 BST.

To view the slides of the Results Presentation and the Webcast:

To participate please go to the website www.j-sainsbury.co.uk from 9.30am BST and follow the on screen instructions. An archive of this event will be available from **16:00 BST** in the form of a delayed webcast.

To listen to the Results Presentation:

To participate, dial +44 (0) 20 8515 2303 at least ten minutes before the start of the presentation. You will be asked to give your name and company details. You will then be placed on hold and will hear music until the presentation starts.

An archive of this event will be available from 12:30 BST on +44 (0) 20 8515 2499, pin number 648364# until midnight BST on Wednesday 25th May.

Financial Review

The financial year ended March 2005 was a year of major change and transition across the Group. Three key events had a material impact on the financial results:

- The sale of Shaw's Supermarkets in the United States on 30 April 2004 and the subsequent return of capital.
- Pursuing a sales-led recovery through investment in the customer offer, in particular through lower prices, the recruitment of 3,000 additional colleagues into stores and investment in supply chain and store practices to improve availability. This has resulted in significantly lower operating profit and margins in an increasingly competitive food retailing market.
- The Business Review, announced on 19 October 2004, identified exceptional costs estimated at £550 million. These costs are now estimated to total £560 million with £510 million charged in the year ending 26 March 2005 and an estimated £50 million, which will be incurred in the new financial year.

Profit and Loss Account

Group sales, including VAT, from continuing operations increased by 5.5 per cent to £16,364 million (2004: £15,517 million). Underlying Group profit before tax, exceptional items and amortisation of goodwill was £254 million (2004: £675 million). Profit before tax and after exceptional items and amortisation of goodwill was £15 million (2004: £610 million).

	Sales (1) 2005		Profit 2005	
	£m	change %	£m	change %
Continuing operations				
Sainsbury's Supermarkets (2)	16,076	5.1	321	(43.1)
Sainsbury's Bank	288	30.9	13	(50.0)
Total continuing operations	**16,364**	**5.5**	**334**	**(43.4)**
Discontinued operations (3)	209		11	
Sales/underlying operating profit (4)	**16,573**	**(9.1)**	**345**	**(53.1)**
Net interest payable			(92)	
Share of profit in joint ventures			1	
Underlying profit before tax (5)			**254**	
Exceptional operating costs			(507)	
Amortisation of goodwill			(5)	
Non-operating exceptional items (6)			273	
Profit before tax			**15**	
Tax			50	
Profit after tax			**65**	

1. Includes VAT at Sainsbury's Supermarkets of £1,162 million (2004: £1,077 million) and sales tax at Shaw's Supermarkets of £2 million (2004: £21 million).
2. Before exceptional operating costs of £507 million (2004: £68 million) and amortisation of goodwill of £4 million (2004:£nil).
3. Before amortisation of goodwill of £1 million (2004: £11 million)
4. Before exceptional operating costs of £507 million (2004: £68 million) and amortisation of goodwill of £5 million (2004: £11 million). Including these items, operating loss was £167 million (2004: operating profit £656 million).
5. Before exceptional costs of £234 million (2004: £54 million) and amortisation of goodwill of £5 million (2004: £11 million).
6. Non-operating exceptional items comprise a profit on disposal of properties of £21 million (2004: profit of £17 million) and a profit of £252 million on disposal of operations in 2005 (2004: loss of £3 million)
7. A statutory profit and loss account is shown on page 12.

Sainsbury's Supermarkets

Sales (including VAT) increased by 5.1 per cent to £16,076 million (2004: £15,297 million) reflecting a significant contribution from petrol and new space. Like-for-like sales performance (Easter adjusted and excluding petrol) was down 0.4 per cent for the year.

Profitability. Gross margin during the year was affected by the acceleration in the investment in the customer offer.

Underlying operating costs increased year-on-year. There were specific increases in wastage, supply chain, in-store labour and performance bonus costs to support the drive for improved product availability and customer service.

Consequently underlying operating profit reduced significantly to £321 million (2004: £564 million). Underlying operating margins (VAT inclusive) for the year decreased to 2.0 per cent from 3.7 per cent.

Sainsbury's Bank
Profits at Sainsbury's Bank were below plan despite continued growth in customers and net income growth of 24 per cent over the previous year.

Operating profit reduced significantly during the year to £13 million (2004: £26 million) due to a combination of lower than forecast income growth, the high levels of asset growth and above forecast provisioning for bad and doubtful debt.

The provision for bad debt charged to the profit and loss account increased to the £64 million (2004: £29 million). A significant part of this increase was anticipated and planned due to the high volume of business written in 2004 and the normal time lag associated with maturing debt written in 2002 and 2003. However, there were additional increases due to external factors, including interest rate increases, which resulted in credit performance issues in business written in prior years.

A prudent approach to provisioning has been maintained. The bad debt charge represents 2.8 per cent of average unsecured lending balances (2004: 1.9 per cent), which continues to benchmark well against the industry, as does the quality of assets.

An increasingly cautious approach to the unsecured lending market and credit experience has led to a tightening of lending criteria during the year which we are confident will result in a further improvement in the quality of assets going forward.

Shaw's Supermarkets delivered an underlying operating profit performance of £11 million prior to the completion of its sale to Albertson's Inc. on 30 April 2004.

Net interest payable of £92 million was an increase over the previous year (2004: £60 million), due to a lower level of capitalised interest at £5 million (2004: £26 million) together with the impact of the purchase of IT assets in February 2004 and corporate activity during the year.

Exceptional items
Total exceptional costs for the year were £234 million (2004: £54 million) reflecting the Business Review operating exceptionals partially offset by the profit on the sale of Shaw's and property profits.

		2005 £m	2004 £m
Exceptional operating costs			
Business Transformation Programme		**(22)**	(59)
Business Review costs (1)		**(485)**	-
Safeway bid costs		**-**	(9)
Exceptional operating costs		**(507)**	(68)
Non-operating exceptional items			
Profit/(loss) on disposal of operations			
- Shaw's Supermarkets		**275**	-
- Other previously discontinued operations		**(23)**	(3)
Profit/(loss) on sale of properties	- Sainsbury's Supermarkets	**21**	18
	- Shaw's Supermarkets	**-**	(1)
Non-operating exceptional items		**273**	14
Total exceptional items		**(234)**	(54)

1. Total Business Review exceptional costs charged in 2004/05 total £510 million, of which £25 million has been charged to property profits.

Exceptional operating costs

Exceptional operating costs include £22 million relating to the conclusion of the Business Transformation Programme and Business Review exceptional costs.

In total, Business Review exceptional costs are estimated to be £560 million, £10 million higher than anticipated in October 2004 caused mainly by higher stock charges offset by a reduction in the employee-related provision. £510 million was charged in the year ending 26 March 2005 and it is estimated that £50 million of additional costs will be incurred in the new financial year.

A significant proportion of these exceptional costs are of a non-cash nature. The impact on cash flow in the year ending 26 March 2005 was £14 million, with a further estimated impact of £80 million in the new financial year.

Non-operating exceptional items
Surplus properties were sold in the year generating total cash proceeds of £266 million and a property profit of £21 million.

The Shaw's disposal was completed on 30 April 2004 for a total consideration of $2,475 million realising an exceptional profit on disposal of £275 million. This profit was partially offset by £23 million of adjustments relating to prior disposals.

Taxation
The Group's tax credit was £50 million (2004: charge of £206 million). The effective underlying rate was 36.2 per cent (2004: 32.4 per cent) before exceptional items and amortisation of goodwill.

Earnings per share and dividends
Underlying Group earnings per share before exceptional items and amortisation of goodwill decreased by 62 per cent to 9.0 pence (2004: 23.4 pence). Basic earnings per share decreased by 83 per cent to 3.5 pence (2004: 20.7 pence).

A final dividend of 5.65 pence per share is proposed. The total proposed dividend for the year is 7.8 pence, which represents a decrease of 50 per cent on last year, as indicated in the Business Review announcement. The reduction in dividend reflects the reduction in underlying earnings per share. The medium term objective is to restore dividend cover (pre exceptionals) to at least 1.5 times.

Acquisitions and Disposals
The Group made a number of acquisitions and disposals during the year.

Disposal of Shaw's
The US supermarkets business Shaw's Supermarkets was sold to Albertson's Inc. on 30 April 2004 for a total consideration of $2,475 million, including $368 million in assumed lease liabilities. The Group received proceeds, net of expenses, of £1,170 million and a profit of £275 million was realised on the sale.

Following the sale of Shaw's, Sainsbury's proposed a return of capital of 35 pence per share, which equated to £680 million. Total capital returned to shareholders by 26 March 2005 amounted to £659 million, of which £112 million was by way of dividend and £547 million was share redemption. There remains a further 62 million B shares valued at £21 million to be redeemed at a future date.

In addition to the return of capital, there was a consolidation of Sainsbury's ordinary shares. For every eight Sainsbury's shares held at the close of business on 16 July 2004, shareholders received seven new ordinary shares. As a result, the number of ordinary shares in issue reduced from 1,943 million to 1,700 million.

Acquisitions
Supermarkets

i. The acquisition of 14 stores from Morrisons in May 2004, comprising 13 Safeway branded stores and one Morrisons store.
ii. The acquisition of two stores from Somerfield located in Bridgnorth and Guisborough.

Convenience

iii. In August 2004, the Group acquired Jacksons Stores Ltd with 114 neighbourhood convenience stores located across Yorkshire and the North Midlands.
iv. The acquisition of JB Beaumont Ltd in November 2004, a convenience store operator with six stores in the East Midlands.

Sainsbury's Bank - balance sheet presentation
The presentation of the Group's balance sheet and cash flow has been revised to ensure that the financial statements more closely reflect the requirements of Schedule 4 to the Companies Act 1985. This change relates to the presentation of the current assets, liabilities and cash of Sainsbury's Bank. This is a change in presentation only. There is no impact on the Group's results net assets.

The assets, liabilities and cash of Sainsbury's Bank are now presented within the Group's asset, liability and cash classifications. In previous periods, these were reported separately to the assets and liabilities of the rest of the Group, both on the face of the balance sheet and within the notes to the financial statements.

Prior year figures have been restated on a comparable basis. This has had the effect of reducing opening net debt by £51 million to £2,037 million.

Cash flow	2005 £m	Restated[1] 2004 £m
Operating cash inflows	**936**	869
Group net interest	**(80)**	(88)
Taxation	**(71)**	(183)
Equity Dividends	**(254)**	(300)
Payments for fixed assets	**(407)**	(801)
Purchase of IT assets	**-**	(187)
Sale of fixed assets	**266**	152
Payments for intangible assets	**(4)**	-
Free cash flow[2]	**386**	(538)
Non equity Dividends	**(113)**	-
Purchase of Safeway stores	**(313)**	-
Cash outflow before sale and purchase of businesses	**(40)**	(538)
Acquisitions and disposals	**1,018**	129
Net cash outflow before financing	**978**	(409)
Issue of ordinary share capital	**5**	16
Capital redeemed	**(547)**	-
Capital redemption expenses	**(2)**	-
Sainsbury's Bank minority shareholder investments	**-**	4
Non cash movements	**206**	(273)
Movement in net debt	**640**	(662)
Net debt	**(1,397)**	(2,037)

1. Restated for change in classification of Sainsbury's Bank's assets, liabilities and cash (see Note 1).
2. Free cash flow is before purchase of Safeway stores, payment of non-equity dividends and acquisitions and disposals.

The net debt position improved significantly, reducing by £640 million to £1,397 million. Excluding Sainsbury's Bank, net debt reduced by £615 million to £1,473 million. This was as a result of positive free cash flow (before the purchase of Safeway stores, payment of the non-equity dividend and acquisitions and disposals) during the year of £361 million (excluding Sainsbury's Bank) and through the retained proceeds, of £254 million, from the disposal of Shaw's.

Operationally, lower profits were offset by lower capital expenditure, improved working capital and higher disposal proceeds amounting to £266 million (2004: £152 million) from the sale of surplus non-trading properties.

Sainsbury's Supermarkets working capital improved significantly year-on-year, which contributed to an operating cash inflow (excluding Sainsbury's Bank) of £911 million (2004: £847 million) in part helped by underlying improvements in stock and creditors but also relating to the timing of Easter falling at the year end. In addition, cash exceptionals relating to the Business Review estimated at £80 million will now be incurred in the new financial year. Eliminating these timing differences, underlying net debt at March 2005 (excluding Sainsbury's Bank) is estimated to be between £1.6 billion to £1.7 billion.

Balance sheet
Shareholders' funds decreased by £644 million to £4,374 million and net debt improved by £640 million to £1,397 million in the year, decreasing gearing to 32 per cent (2004: 41 per cent). Return on Group capital employed decreased from 10.1 per cent to 4.9 per cent in the year reflecting lower operating profit performance and the disposal of Shaw's.

Group capital expenditure
Group capital expenditure reduced in the year to £797 million (2004: £838 million). Sainsbury's Supermarkets capital expenditure was £457 million (2004: £572 million) excluding the acquisition of Safeway stores, a reduction of £115 million over the previous financial year. This capital expenditure included £128 million (2004: £178 million) on new stores and £82 million (2004: £141 million) on extensions and refurbishments.

Group capital expenditure is forecast to be in the region of £550 million in the financial year ending March 2006.

Pensions
An actuarial valuation of the UK defined benefit pension schemes as at 29 March 2003 indicated a deficit of £161 million.

At 26 March 2005, the notional net deficit (after deferred tax), as disclosed under FRS 17, on the defined benefit pension schemes was £346 million (2004: £441 million).

The Group is not currently required to account for the profit and loss effect of FRS 17. If the Group were to do this today, however, the profit before tax charge would reduce by £10 million.

International Financial Reporting Standards (IFRS)
The Group will adopt IFRS for financial reporting in the year ending March 2006. It is estimated that the adoption of IFRS will have a small adverse impact on reported profit after tax, estimated to be between £0 million and £10 million for the year ended 26 March 2005. This impact excludes the effect of IAS 32 and IAS 39 - the Group has elected to take a one-year exemption in implementing these standards as allowed under IFRS. The IFRS adjustments will have no impact on cash flow. The accounts for the year ended 26 March 2005 will also be restated under IFRS and will be available on 16 June 2005.

Group profit and loss account
for the 52 weeks to 26 March 2005

	Note	£m	£m
Turnover including VAT and sales tax[i]		**16,573**	18,239
VAT and sales tax		**(1,164)**	(1,098)
Continuing operations		**15,202**	14,440
Discontinued operations		**207**	2,701
Turnover excluding VAT and sales tax	3	**15,409**	17,141
Cost of sales (including exceptional costs)	3	**(14,726)**	(15,658)
Gross profit		**683**	1,483
Group administrative expenses (including exceptional costs)	3	**(850)**	(827)
Continuing operations - underlying operating profit[ii]	2	**334**	590
Exceptional operating costs	3	**(507)**	(68)
Amortisation of goodwill		**(4)**	-
Continuing operations - operating (loss)/profit		**(177)**	522
Discontinued operations - underlying operating profit[ii]	2	**11**	145
Amortisation of goodwill		**(1)**	(11)
Discontinued operations - operating profit		**10**	134
Group operating (loss)/profit	3	**(167)**	656
Share of profit in joint ventures		**1**	-
Profit on sale of properties		**21**	17
Disposal of operations - discontinued	5	**252**	(3)
Profit on ordinary activities before interest		**107**	670
Net interest payable	6	**(92)**	(60)
Underlying profit on ordinary activities before taxation[iii]		**254**	675
Exceptional items		**(234)**	(54)
Amortisation of goodwill		**(5)**	(11)
Profit on ordinary activities before taxation		**15**	610
Tax on profit on ordinary activities	7	**50**	(206)
Profit on ordinary activities after taxation		**65**	404
Equity minority interest		**(4)**	(8)
Profit for the financial year		**61**	396
Non-equity dividends		**(113)**	-
(Loss)/profit for the year after non-equity dividends		**(52)**	396
Equity dividends	8	**(131)**	(301)
Retained (loss)/profit		**(183)**	95
Basic (loss)/earnings per share after non-equity dividends	9	**(3.0)p**	20.7p
Basic earnings per share before non-equity dividends	9	**3.5p**	20.7p
Underlying earnings per share before non-equity dividends[iii]	9	**9.0p**	23.4p
Diluted (loss)/earnings per share after non-equity dividends	9	**(3.0)p**	20.6p
Diluted earnings per share before non-equity dividends	9	**3.5p**	20.6p
Underlying diluted earnings per share before non-equity dividends[iii]	9	**9.0p**	23.3p
Equity dividends per share	8	**7.8p**	15.7p

(i) Including VAT at Sainsbury's Supermarkets and sales tax at Shaw's Supermarkets.
(ii) Before exceptional operating costs and amortisation of goodwill.
(iii) Before exceptional items and amortisation of goodwill.

Group statement of total recognised gains and losses
for the 52 weeks to 26 March 2005

	2005	2004
	£m	£m
Profit for the financial year	**61**	396
Currency translation differences on foreign currency net investments	**(3)**	(10)
Total recognised gains and losses	**58**	386

There is no material difference between the above profit for the financial year and the historic cost equivalent (2004: £nil).

Reconciliation of movements in Group equity shareholders' funds
for the 52 weeks to 26 March 2005

	2005	Restated(i) 2004
	£m	£m
Profit for the financial year	**61**	396
Non-equity dividends	**(113)**	-
Equity dividends	**(131)**	(301)
	(183)	95
Currency translation differences	**(3)**	(10)
Goodwill previously written off to reserves	**86**	-
Share redemption	**(547)**	-
Share redemption expenses	**(2)**	-
B share issue costs	**(1)**	-
Shares vested	**1**	-
Proceeds from ordinary shares issued for cash	**5**	16
Net movement in equity shareholders' funds	**(644)**	101
Opening equity shareholders' funds as restated(i)	**5,018**	4,917
Closing equity shareholders' funds	**4,374**	5,018

(i) Restated for change in accounting policy in accordance with UITF Abstract 38 - Accounting for ESOP Trusts (see note 1). Shareholders' funds as published were £5,104 million at 27 March 2004 before deducting a prior year adjustment of £86 million.

Group balance sheet
at 26 March 2005 and 27 March 2004

	2005 £m	Restated[(i) (ii)] 2004 £m
Fixed assets		
Intangible assets	**125**	208
Tangible assets	**7,154**	8,214
Investments	**20**	30
	7,299	8,452
Current assets		
Stock	**559**	753
Debtors		
Retail debtors (amounts falling due within one year)	**271**	319
Sainsbury's Bank debtors (amounts falling due within one year)	**1,273**	1,042
Sainsbury's Bank debtors (amounts falling due after more than one year)	**1,342**	1,170
	2,886	2,531
Assets held for resale	**87**	-
Investments	**114**	228
Cash at bank and in hand (including Sainsbury's Bank)	**673**	543
	4,319	4,055
Creditors: amounts falling due within one year		
Creditors		
Retail creditors	**(2,152)**	(2,197)
Sainsbury's Bank creditors	**(2,555)**	(2,279)
	(4,707)	(4,476)
Borrowings	**(354)**	(403)
Sainsbury's Bank borrowings	**(36)**	(27)
Net current liabilities	**(778)**	(851)
Total assets less current liabilities	**6,521**	7,601
Creditors: amounts falling due after more than one year		
Creditors		
Retail creditors	**(4)**	(25)
Sainsbury's Bank creditors	**(22)**	-
	(26)	(25)
Borrowings	**(1,704)**	(2,169)
Provisions for liabilities and charges	**(332)**	(308)
Total net assets	**4,459**	5,099
Capital and reserves		
Called up share capital	**620**	486
Share premium account	**761**	1,438
Capital redemption reserve	**547**	-
Revaluation reserve	**22**	22
Profit and loss account	**2,424**	3,072
Total shareholders' funds (including non-equity interests)	**4,374**	5,018
Equity minority interest	**85**	81
Total capital employed	**4,459**	5,099

(i) Restated for change in accounting policy in accordance with UITF Abstract 38 - Accounting for ESOP Trusts (see note 1). Shareholders' funds as published were £5,104 million at 27 March 2004 before deducting a prior year adjustment of £86 million. Investments have been correspondingly reduced.

(ii) Restated to reflect the inclusion of the assets, liabilities and cash of Sainsbury's Bank within the appropriate classifications of the Group's balance sheet (see Note 1)

Group cash flow statement
for the 52 weeks to 26 March 2005

	Note	2005 £m	2004 £m
Net cash inflow from operating activities	10	**936**	869
Returns on investments and servicing of finance			
Interest received		**32**	12
Interest paid		**(107)**	(71)
Interest element of finance lease payments		**(5)**	(29)
Non-equity dividends paid		**(113)**	-
Net cash outflow from returns on investments and servicing of finance		**(193)**	(88)
Taxation		**(71)**	(183)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(720)**	(801)
Purchase of IT assets		**-**	(187)
Sale of tangible fixed assets		**266**	152
Payments for intangible fixed assets		**(4)**	-
Net cash outflow from capital expenditure and financial investment		**(458)**	(836)
Acquisitions and disposals			
Payments relating to disposal of other fixed asset investments		**-**	(28)
Investment in joint ventures and investments		**-**	(5)
Acquisition of subsidiaries		**(101)**	(23)
Cash balances of businesses acquired		**2**	-
Proceeds from disposal of operations		**1,144**	185
Cash balances of businesses sold		**(27)**	-
Net cash inflow for acquisitions and disposals		**1,018**	129
Equity dividends paid to shareholders		**(254)**	(300)
Net cash inflow/(outflow) before management of liquid resources and financing		**978**	(409)
Financing			
Issue of ordinary share capital		**5**	16
Capital redeemed		**(547)**	-
Capital redemption expenses		**(2)**	-
Investment in Sainsbury's Bank by minority shareholder		**-**	4
Issue of loan from Sainsbury's Bank minority shareholder		**9**	16
(Decrease)/increase in short-term borrowings		**(14)**	305
(Decrease)/increase in long-term borrowings		**(185)**	2
Capital element of finance lease payments		**(116)**	(41)
Net cash (outflow)/inflow from financing		**(850)**	302
Increase/(decrease) in cash in the period		**128**	(107)
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash in the period		**128**	(107)
Decrease /(increase) in debt		**190**	(323)
Assumption of Swan loan notes		**-**	(314)
Loans acquired with subsidiaries		**-**	(4)
Loans and finance leases disposed of with subsidiaries		**230**	-
Movement in finance leases		**116**	(31)
Exchange adjustments		**(24)**	117
Movement in net debt in the period	12	**640**	(662)
Net debt at the beginning of the year	12	**(2,037)**	(1,375)
Net debt at the end of the year	12	**(1,397)**	(2,037)

(i) Restated to reflect the inclusion of the assets, liabilities and cash of Sainsbury's Bank within the appropriate classifications in the Group's balance sheet (see Note 1).

Notes to the results

1. Accounting policies

These financial statements have been prepared using the accounting policies set out in the Annual Report and Financial Statements 2004 with the exception of the presentation of Sainsbury's Bank within the Group and policies on accounting for ESOP Trusts and employee share schemes which are set out below.

The presentation of the Group's balance sheet and cash flow has been revised to ensure that the financial statements more closely reflect the requirements of Schedule 4 to the Companies Act 1985. This change relates to the presentation of the current assets, liabilities and cash of Sainsbury's Bank. This is a change in presentation only. There is no impact on the Group's net assets.

The assets, liabilities and cash of Sainsbury's Bank are now presented within the Group's asset, liability and cash classifications. In previous periods, these were reported separately to the assets and liabilities of the rest of the Group, both on the face of the balance sheet and within the notes to the financial statements.

Prior year figures have been restated on a comparable basis.

The Group has adopted UITF Abstract 38 - Accounting for ESOP Trusts and UTIF Abstract 17 (revised 2003) - Employees Share Schemes.

UITF Abstract 38 - Accounting for ESOP Trusts requires that the cost of shares held by ESOPs should be shown as a deduction from equity shareholders' funds, whereas they were previously shown as investments in the Group balance sheet. The effect of this change in accounting policy is to reduce shareholders' funds in 2005 by £85 million (2004: prior period adjustment £86 million). Investments have been correspondingly reduced. There was no material impact from UITF Abstract 17 (revised 2003) - Employee Share Schemes.

2. Sales and underlying operating profit

Sales and underlying operating profit (before exceptional costs and amortisation of goodwill) were as follows:

	Sales[i]		Underlying operating profit[ii]	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Continuing operations				
Food retailing - UK	**16,076**	15,297	**321**	564
Financial services - UK	**288**	220	**13**	26
Total continuing operations	**16,364**	15,517	**334**	590
Discontinued operations				
Property development - UK	**-**	13	**-**	7
Food retailing - US	**209**	2,709	**11**	138
Total discontinued operations	**209**	2,722	**11**	145
Total	**16,573**	18,239	**345**	735

(i) Includes VAT at Sainsbury's Supermarkets of £1,162 million (2004: £1,077 million) and sales tax at Shaw's Supermarkets of £2 million (2004: £21 million).

(ii) Before exceptional operating costs of £507 million (2004: £68 million) and amortisation of goodwill of £4 million (2004: £nil) in Sainsbury's Supermarkets and amortisation of goodwill of £1 million (2004: £11 million) in Shaw's Supermarkets. Including these items, operating loss was £167 million (2004: operating profit £656 million).

3. Analysis of operating profit

	2005			2004		
	Continuing operations £m	**Discontinued operations £m**	**Total £m**	Continuing operations £m	Discontinued operations £m	Total £
Turnover	**15,202**	**207**	**15,409**	14,440	2,701	17,141
Cost of sales	**(14,106)**	**(189)**	**(14,295)**	(13,147)	(2,459)	(15,606)
Exceptional cost of sales	**(431)**	**-**	**(431)**	(52)	-	(52)
Gross profit	**665**	**18**	**683**	1,241	242	1,483
Administrative expenses	**(762)**	**(7)**	**(769)**	(703)	(97)	(800)
Exceptional administrative expenses	**(76)**	**-**	**(76)**	(16)	-	(16)
Amortisation of goodwill	**(4)**	**(1)**	**(5)**	-	(11)	(11)
Group administrative expenses	**(842)**	**(8)**	**(850)**	(719)	(108)	(827)
Operating (loss)/profit	**(177)**	**10**	**(167)**	522	134	656

The exceptional operating costs total £507 million of which Business Transformation costs are £22 million and Business Review costs are £485 million as stated below:

	2005 £m	2004 £m
Business Transformation Programme	**17**	52
Business Review	**414**	-
Exceptional cost of sales	**431**	52
Business Transformation Programme	**5**	7
Business Review	**71**	-
Safeway bid costs	**-**	9
Exceptional administrative expenses	**76**	16
Total exceptional operating costs	**507**	68

The conclusion of the previous years' Business Transformation Programme comprised primarily of reorganisation costs and asset write-offs.

Business Review Exceptional items	**2005 First half £m**	**2005 Second half £m**	**2005 Full year £m**
IT systems	**145**	**-**	**145**
Employee-related	**-**	**41**	**41**
Stock	**77**	**13**	**90**
Supply chain	**119**	**-**	**119**
Property	**39**	**36**	**75**
Other	**21**	**(6)**	**15**
Operating exceptionals	**401**	**84**	**485**
Property write-downs	**25**	**-**	**25**
Total	**426**	**84**	**510**

Costs directly related with the Business Review have been treated as exceptional operating items due both to their size and non-recurring nature. Business Review costs primarily relate to the write-off of redundant information technology assets, the write-off of redundant automated equipment in the new distribution centres, reorganisation costs, a write down in the carrying value of stock and property costs associated with store closures and development sites.

In total, Business Review exceptional costs are £510 million, including £25 million of property write-downs included within non-operating property profits. A significant proportion of these exceptional costs are of a non-cash nature. The impact on cash flow in the year ending 26 March 2005 was £14 million.

4. Profit/(loss) on sale of properties

	2005	2004
	£m	£m
Profit on disposal of Sainsbury's Supermarkets' properties	**21**	18
Loss on disposal of Shaw's Supermarkets' properties	**-**	(1)
	21	17

5. Disposal of operations

Sale of Shaw's Supermarkets

The Group sold its US supermarkets business ('Shaw's') to Albertson's Inc. on 30 April 2004 for a total consideration of $2,475 million, including $368 million in assumed lease liabilities. Proceeds, net of expenses, of £1,170 million were received by the Group and a profit of £275 million was realised on the sale.

	£m
Tangible fixed assets	805
Intangible fixed assets	164
Fixed asset investments	11
Stock	162
Debtors and other assets	75
Cash	27
Debt	(230)
Net Debt	(203)
Other creditors and provisions	(205)
Net assets disposed	809
Net cash received	(1,170)
Goodwill previously written off to reserves	86
Profit on disposal of the business	275

Shaw's had a £15 million net operating cash outflow prior to its sale, paid £3 million in respect of net returns on investments and servicing of finance and purchased £11 million of tangible fixed assets.

Disposal of previously discontinued operations	**2005**	2004
	£m	£m
Loss on disposal of JS Developments	**(3)**	(3)
Loss on disposal of other previously discontinued operations	**(20)**	-
	(23)	(3)

6. Capitalised interest	**2005**	2004
	£m	£m
Capitalised interest included in net interest payable	**5**	26

7. Tax on profit on ordinary activities	**2005**	2004
	£m	£m
UK Corporation tax at 30 per cent (2004: 30 per cent)	**70**	165
Over provision in prior periods – UK	**(4)**	(9)
	66	156
Deferred tax	**23**	24
Overseas tax - current	**3**	33
Overseas tax - deferred	**-**	6
Tax on exceptional items - current	**(64)**	(15)
Tax on exceptional items - deferred	**(78)**	2
Tax on profit on ordinary activities	**(50)**	206

8. Equity dividends	**2005**	2004		
	pence	pence	**2005**	2004
	per share	per share	**£m**	£m
Interim	**2.15**	4.33	**36**	83
Final proposed	**5.65**	11.36	**95**	218
	7.80	15.69	**131**	301

The final dividend will be paid on 22 July 2005 to shareholders on the register at the close of business on 27 May 2005. The shares will become ex-dividend on 25 May 2005.

9. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Plan Trusts which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than average market price of the Company's ordinary shares during the year.

	2005 million	2004 million
Weighted average number of shares in issue	**1,749.9**	1,913.8
Weighted average number of dilutive share options	**6.7**	4.4
Total number of shares for calculating diluted earnings per share	**1,756.6**	1,918.2

The alternative measure of earnings per share is provided by excluding the effect of exceptional items and amortisation of goodwill to reflect the Group's underlying trading performance.

	2005		2004	
	Earnings £m	**Per share amount pence**	Earnings £m	Per share amount pence
Basic (loss)/earnings after deducting non-equity dividends	**(52)**	**(3.0)**	396	20.7
Add back non-equity dividends	**(113)**	**(6.5)**		
Basic earnings before non-equity dividends	**61**	**3.5**	396	20.7
Exceptional items net of tax:				
Included in operating profit	**365**	**20.8**	53	2.8
Profit on sale of properties	**(21)**	**(1.2)**	(15)	(0.8)
Disposal of operations	**(252)**	**(14.4)**	3	0.1
Amortisation of goodwill	**5**	**0.3**	11	0.6
Underlying earnings before non-equity dividends, exceptional items and amortisation of goodwill	**158**	**9.0**	448	23.4
Diluted earnings after deducting non-equity dividends	**(52)**	**(3.0)**	396	20.6
Diluted earnings before non-equity dividends	**61**	**3.5**	396	20.6
Underlying diluted earnings before non-equity dividends, exceptional items and amortisation of goodwill	**158**	**9.0**	448	23.3

In accordance with FRS 14, prior period earnings per share has not been restated for the capital return and share consolidation as the overall commercial effect is that of a share repurchase at fair value.

10. Reconciliation of operating profit to net cash inflow from operating activities

	2005 £m	Restated[(i)] 2004 £m
Operating (loss)/profit	**(167)**	656
Depreciation	**466**	423
Exceptional write-off of fixed assets	**293**	-
Amortisation of goodwill and other intangible assets	**8**	13
Loss on disposal of equipment, fixtures and vehicles	**-**	9
Decrease/(increase) in stocks	**39**	(116)
Increase in debtors	**(9)**	(6)
Increase/(decrease) in creditors and provisions	**291**	(99)
Increase in Sainsbury's Bank assets	**(284)**	(64)
Increase in Sainsbury's Bank liabilities	**298**	53
Movement in own shares	**1**	-
Net cash inflow from operating activities	**936**	869

(i) Restated for the change in classification of Sainsbury's Bank's assets, liabilities and cash (see Note 1)

11. Share redemption and capital return

Shareholders approved a £680 million return of share capital, by way of a B share scheme, at the Company's Extraordinary General Meeting on 12 July 2004. Shareholders were given the option of receiving a single dividend of 35 pence for each B share held, redeeming the B shares immediately or in the future. The future redemption dates are 18 January and 18 July each year until 18 July 2007.

Total capital returned to Shareholders by 26 March 2005 amounted to £659 million, of which £112 million was by way of dividend and £547 million was through share redemption. The B shares, which received the initial dividend, were subsequently converted to deferred shares. The deferred shares were redeemed at the close of business on 13 May 2005 for a consideration of £0.01 and were cancelled. There remains a further 62 million B shares valued at £21 million to be redeemed at a future date. These shareholders will receive a preference dividend of 75% of the 6 month LIBOR, until the redemption which is fixed at 35 pence per B share. The current preference dividend rate is 3.67% (75% of 4.89%). B shareholders have no voting rights except in a resolution for the winding up of the Company. On winding up, the B shareholders are entitled to 35 pence per B share and the relevant proportion of the dividends outstanding.

Once all the shares have been redeemed, distributable reserves would have decreased by £680 million in respect of the return of capital and £2 million in respect of share redemption costs. In addition to the initial dividend of £112 million paid on 20 July 2004, £1 million was paid on 17 January 2005 in respect of a preference dividend on outstanding B shares. These dividends are shown as a non-equity dividend in the profit for the year and as part of returns on investments and servicing of finance in the cash flow. The redemptions are shown in financing in the cash flow and a transfer has been made from profit and loss account to capital redemption reserves of £547 million.

In addition to the return of capital, there was also a consolidation of Sainsbury's shares whereby for every eight existing ordinary shares held at the close of business on 16 July 2004, shareholders received seven new ordinary shares. As a result of this, the number of ordinary shares in issue was reduced by 243 million. As at 26 March 2005, the total number of ordinary shares in issue was 1,702 million.

12. Analysis of net debt

	Restated at 27 March 2004 (i) £m	Cashflow £m	Acquisition and disposals £m	Other non-cash movements £m	Exchange movements £m	At 26 March 2005 £m
Current asset investments (excluding Sainsbury's Bank)	19	5	-	-	-	**24**
Cash at bank and in hand	465	120	(25)	-	1	**561**
Sainsbury's Bank cash	78	34	-	-	-	**112**
Bank overdrafts	-	(6)	-	-	-	**(6)**
	562	153	(25)	-	1	**691**
Due within one year						
Borrowings	(362)	14	-	-	-	**(348)**
Finance leases	(41)	72	5	(36)	-	**-**
Sainsbury's Bank loan from minority shareholder	(27)	(9)	-	-	-	**(36)**
	(430)	77	5	(36)	-	**(384)**
Due after one year						
Borrowings	(1,879)	185	10	-	(20)	**(1,704)**
Finance leases	(290)	44	215	36	(5)	**-**
	(2,169)	229	225	36	(25)	**(1,704)**
	(2,599)	306	230	-	(25)	**(2,088)**
Total net debt	(2,037)	459	205	-	(24)	**(1,397)**
Of which:						
Net debt (excluding Sainsbury's Bank)	(2,088)	434	205	-	(24)	**(1,473)**
Sainsbury's Bank	51	25	-	-	-	**76**
	(2,037)	459	205	-	(24)	**(1,397)**

(i) Restated for the change in classification of Sainsbury's Bank assets, liabilities and cash (see Note 1).

13. Financial statements

The financial information is derived from the full Group Financial Statements for the 52 weeks to 26 March 2005 and does not constitute full accounts within the meaning of section 240 of the Companies Act 1985 (as amended). The Group Accounts on which the auditors have given an unqualified report which does not contain a statement under section 237(2) or (3) of the Companies Act 1985, will be delivered to the Registrar of Companies in due course, and posted to shareholders in June.